SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                           SHORT-TERM INVESTMENTS CO.


         Effective March 2, 2001, Short-Term Investments Co. established the Sweep Class for the following portfolios: Liquid Assets Portfolio and Prime Portfolio. The Sweep Class is subject to Rule 12b-1 Plan payments of 0.25% per annum of the average daily net assets of a Multiple Class Fund attributable to the Sweep Class.